www.nedakethanol.com
Tim Borer – Secretary/Treasurer
April 2, 2009

VIA FEDEX AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Att’n: Mr. Ernest Greene
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549

Re:	NEDAK Ethanol, LLC (“Company”)
File No. -52597

Dear Mr. Greene:

We have received your letter dated December 3, 2008 (“Letter”) and appreciate the comments provided by the staff therein respecting the Company’s periodic reports.  Below are our responses to the comments contained in the Letter.  For your convenience, the Letter’s comments precede our responses.

As we indicated over the phone previously, we wanted to time the response to the Letter with the filing of the Company’s quarterly report on Form 10-Q for the period ending September 30, 2008 (the “Third Quarter Report”).  As explained in more detail under our response to the Letter’s comment 6 below, we have filed the Third Quarter Report today, and previously filed amendments to the Company’s reports on Form 10-Q for the quarters ending March 31 and June 30, 2008 (together with the Third Quarter Report, the “Reports”).

Description of Business page 1
Comment:
2.  Considering the nature of your future raw materials and end products, it appears that relevant market data concerning your future basic inputs and outputs, will make the disclosures about your developing business more meaningful to readers, because such information will provide more context.  Please provide disclosures showing the relevant market prices of the following items over time, including the three years presented:
•   Ethanol;
•   Distillers Grains, by type;
•   Corn;
•   Natural Gas.

Company Response:
We are including further discussion in our annual report on Form 10-K for our fiscal year 2008 regarding market dynamics of these commodities, though not necessarily all three years in every case, as we have only just begun actual operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
General
Comment:
3.  Considering that you are in the development stage of an industry with substantial price volatility in inputs (corn, natural gas) and in outputs, (ethanol, distillers grains), you should consider providing more detailed forward looking information about your business model.  With a view to providing readers with a better understanding of the future viability of the business, you should quantify how a range of prices of those inputs and outputs, along with known fees (both fixed and variable) debt service, and other costs will affect your results of operations.

Company Response:	We have included additional discussion in the Third Quarter Report in response to this comment and will continue to do so in our future reports, as appropriate.
Item 8A(T) - Controls and Procedures, page 50
Comment:
4.  In future filings disclose that there were no changes in internal controls over financial reporting that occurred “during your fourth fiscal quarter” that has materially affected, or is reasonably likely to materially affect your internal controls over financial reporting.  Refer to item 308T(b) of Regulation S-B.

Company Response:	We have included such disclosure in the Reports and will include such disclosure in our future filings.
Exhibit 31.1 and 31.2
Comment:
5.  We note that you have replaced the word “registrant” with your actual name in one or more places in the certification.  Please revise your certification in future filings to include the word “registrant” instead of your actual name.  Your certification should conform to the format provided in Item 601(b)(31) of Regulation S-K.

Company Response:	We have included such disclosure in the Reports and will include such disclosure in our future filings.
Form 10-Q for the Quarterly Period Ended June 30, 2008 General
Comment:
6.  We note that you have not filed your Form 10-Q for the quarterly period ended September 30, 2008.  As such, it appears that you are not in compliance with the reporting requirements of the Securities Exchange Act of 1934.  Please tell us when you anticipate filing your delinquent periodic report and becoming current with the reporting requirements of the Securities Exchange Act of 1934.

Company Response:
During the Company’s preparation of the Third Quarter Report, we discovered that an immaterial amount (approximately $978,000) had been previously mischaracterized on our balance sheet.  It unfortunately has taken a great deal of time to verify all information we and our independent registered accounting firm have needed to both correct the treatment of such amount for the Third Quarter Report and to assess if any changes were needed respecting our quarterly reports for the first two quarters of 2008.  We filed a current report on Form 8-K (Item 4.02(a)) explaining that the Company’s audit committee determined that the financial statements included in our quarterly reports for the first two quarters of fiscal 2008 and the reasons we amended such reports.  Subsequent to correcting these mischaracterizations, we discovered that there were some issues associated with certain loan covenants that needed to be corrected or our financial statements would have needed to undergo additional changes.  We have corrected those covenant matters and have filed the Third Quarter Report.  Accordingly, we are now fully in compliance with the Securities Exchange Act of 1934.

8. Commitment and Contingencies, page 12
Comment:
7.  You indicate that you are in the process of issuing additional equity of approximately $12 million to fund the cost increase and other increased working capital needs.  Please provide us with an update with regards to the status of the pending additional equity issuance.  Please tell us when the private equity offering is expected to be completed, if practical to do so.

Company Response:
As discussed in many of our periodic reports, we have experienced delays in our construction and have had disagreements with our primary construction contractor.  Those matters have demanded the most attention from our management and therefore our efforts respecting our private offering have been minimal for some time.  We have recently commenced a different private offering of preferred equity, which we anticipate will terminate by the end of the second quarter of 2009.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since our counsel is assisting us with responding to the Letter and our periodic reports, it would be most efficient for you to contact him directly should you have any questions respecting this communication, at the following point of contact: Mr. Daniel Peterson, Husch Blackwell Sanders LLP, (314) 345-6246.

                                Sincerely,
                                /s/ Timothy Borer
                                Timothy Borer,
                                Treasurer and Principal Financial Officer